SILVER ELEPHANT MINING CORP.

- and -

VICTORY NICKEL INC.

MINAGO PROJECT ASSET PURCHASE AGREEMENT

January 21, 2021

TABLE OF CONTENTS

SCHEDULES

Schedule A   Minago Claims and Minago Leases

THIS ASSET PURCHASE AGREEMENT is made as of January 21, 2021,

BETWEEN

> **SILVER ELEPHANT MINING CORP.**, a corporation existing under the laws of the Province of British Columbia
>
> ("**ELEF**")

AND

> **VICTORY NICKEL INC.**, a corporation existing under the laws of the Province of Ontario
>
> ("**VN**")

WHEREAS

A.   VN wishes to sell, convey, assign, transfer and deliver to ELEF, conditional upon, *inter alia,* the completion by ELEF of the CHC Debt Purchase (as hereinafter defined), the Purchased Assets (as hereinafter defined);

B.   ELEF wishes to purchase, acquire and accept from VN, conditional upon, *inter alia,* the approval of the TSX (as hereinafter defined), the Purchased Assets in exchange for the Purchase Price (as hereinafter defined).

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties, the parties hereby covenant and agree as follows:

ARTICLE 1 – INTERPRETATION

1.01   Definitions

In this Agreement, unless something in the subject matter or context otherwise requires, the following terms will have the respective meanings set out below, and grammatical variations thereof will have the corresponding meanings:

(a)   "**Affiliate**" has the meaning ascribed to such term in the BCBCA;

(b)   "**Agreement**" means this asset purchase agreement, as it may be amended from time to time;

(c)   "**Applicable Laws**" means any applicable laws with respect to any person, including the common law and any multinational, supranational, domestic or foreign federal, national, state, regional, provincial, territorial, municipal or local commercial, securities, Tax, personal land use and zoning, sanitizing, occupational health and safety and real property, security, mining, environmental, water, energy, investment or property ownership laws (whether statutory, common or otherwise), and any constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling, guideline, policy or other similar requirement enacted, adopted, promulgated, issued or applied by a Governmental Authority that is binding upon or applicable to such person or the property of such person, as amended unless expressly specified otherwise;

(d) "**Applicable Securities Laws**" means all Applicable Laws in all jurisdictions relevant to (i) the issuance of ELEF Shares pursuant to the terms of this Agreement, including the rules and policies of the TSX or (ii) the issuance of VN Shares pursuant to the terms of this Agreement, including the rules and policies of the CSE;

(e) "**BCBCA**" means the *Business Corporations Act* (British Columbia);

(f) "**BIA**" means the *Bankruptcy and Insolvency Act* (Canada);

(g) "**Bonus Share Condition**" has the meaning given to such term in Section 3.02(a);

(h) "**Bonus Share Notice**" has the meaning given to such term in Section 3.02(a);

(i) "**Bonus Shares**" has the meaning given to such term in Section 3.02(a);

(j) "**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(k) "**CHC**" means City Hall Capital LLC;

(l) "**CHC Debt Purchase**" means the assignment to and assumption by ELEF of the SDF, together with all SDF Ancillary Documents;

(m) "**Claim**" means any claim of any nature whatsoever, including any demand, liability, cause of action, suit, proceeding, judgment, award, assessment, reassessment or notice of determination of loss;

(n) "**Closing**" means the completion of the purchase and sale of the Purchased Assets as contemplated herein;

(o) "**Closing Date**" has the meaning given to such term in Section 3.09(a);

(p) "**Closing Time**" means 10:00 a.m. (Vancouver time) on the Closing Date or such other time on the Closing Date as the parties may agree;

(q) "**Consideration Shares**" has the meaning given to such term in Section 3.01(b)(ii);

(r) "**CSE**" means the Canadian Securities Exchange;

(s) "**CSE Approval**" means the approval of the CSE in respect of the transactions contemplated herein;

(t) "**Disclosure Record**" means the public disclosure record of an entity, found under such entity's SEDAR profile at www.sedar.com;

(u) "**ELEF Shares**" means the common shares without par value in the capital of ELEF;

(v) "**Encumbrance**" means any mortgage, charge, pledge, hypothecation, security interest, lien, easement, right-of-way, encroachment, covenant, condition, right-of-entry, lease, license, assignment, option or Claim or any other encumbrance, charge against or interest in property to secure payment of a debt or performance of an obligation (including the interest of a vendor or lessor under any conditional sale agreement, or of a lessor under any lease including a capital lease or other title retention agreement), regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise);

(w)   "**Environmental Laws**" has the meaning given to such term in Section 2.01(j)(i);

(x)   "**Exploration Right**" has the meaning given to such term in Section 3.03;

(y)   ""**Forbearance Agreement**" means forbearance agreement dated October 30, 2020, among CHC, VN, Victory Silica Ltd. and BG Solutions Ltd., wherein CHC agreed to forbear from enforcing its rights and remedies under the SDF and SDF Ancillary Documents and agreed to make certain interim funding available to VN to fund its day-to-day operations for a limited period of time, on the terms and conditions stated therein;

(z)   "**Governmental Authority**" means (i) any multinational body or organization, any national, state, provincial, municipal or local government or quasi-government or any ministry, department or political subdivision thereof, any administrative, judicial or regulatory authority, agency, board, body, bureau, commission or instrumentality, any court, arbitrator, arbitration panel or tribunal, any taxing authority or any agency of any of the foregoing, (ii) any self-regulatory organization or stock exchange, including the TSX-V, and (iii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and (iv) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing;

(aa)   "**Hazardous Substances**" has the meaning given to such term in Section 2.01(j)(i);

(bb)   "**IFRS**" means International Financial Reporting Standards;

(cc)   "**Material Adverse Effect**" means, with respect to any person, any change, event, circumstance, occurrence or state of facts which could reasonably be expected to have a material and adverse effect on the business, affairs, capital, operations, properties, assets, liabilities (absolute, accrued, contingent or otherwise) or condition (financial or otherwise) of such person, taken collectively with its subsidiaries;

(dd)   "**Material Contracts**" has the meaning given to such term in Section 2.01(i);

(ee)   "**Minago Claims**" means the mineral claims located near Thompson, Manitoba, as set out in Schedule A hereto;

(ff)   "**Minago Leases**" means the mineral leases in respect of the areas underlying the Minago Claims and identified as mineral leases in Schedule A hereto;

(gg)   "**Minago Project**" means the Minago Claims together with the Minago Leases;

(hh)   "**NI 43-101**" means National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*;

(ii)　　"**person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity;

(jj)　　"**Purchase Price**" has the meaning given to such term in Section 3.01(a);

(kk)　　"**Purchased Assets**" means all of VN's right, title, patents, licenses, data, reports, permits, third-party analysis, financial models and interest in and to the Minago Project;

(ll)　　"**RC**" means Red Cloud Securities Inc.;

(mm)　　"**RC Advisory Agreement**" has the meaning given to such term in Section 3.06;

(nn)　　"**ROFR Closing Period**" has the meaning given to such term in Section 3.03;

(oo)　　"**ROFR Exercise Notice**" has the meaning given to such term in Section 3.03;

(pp)　　"**ROFR Exercise Period**" has the meaning given to such term in Section 3.03;

(qq)　　"**ROFR Notice**" has the meaning given to such term in Section 3.03;

(rr)　　"**ROFR Third Party**" has the meaning given to such term in Section 3.03;

(ss)　　"**SDF**" means the securities purchase and line of credit agreement dated April 24, 2014, between CHC and VN, together with any and all amendments and modifications thereto;

(tt)　　"**SDF Ancillary Documents**" means all contracts, agreements, forms, instruments, certificates, registrations, filings or other documents creating or granting or otherwise affecting the ranking of or rights to receive payment under the SDF or any security interest, charge, mortgage, hypothec, claim, right or other right or interest in and to or affecting any asset, property or undertaking of VN or any right, privilege, obligation or liability of VN, CHC, ELEF or any other person, including without limitation, the Forbearance Agreement relating to the SDF;

(uu)　　"**SDF Restructuring**" means, after ELEF completes the CHC Debt Purchase: (A) the termination of the Forbearance Agreement; and (B) the amendments to the terms and conditions of the SDF and the SDF Ancillary Documents in order to: (i) eliminate the accrual or payment of any interest, (ii) change the maturity date to be five (5) years after the Closing Date and to automatically extend for additional five (5) year periods without ELEF consent, (iii) extinguish the liabilites and amounts owing under the SDF and the SDF Ancillary Documents in respect of the amounts specifically credited to VN under the SDF set out in Section 3.01(b)(i) of this Agreement, (iv) require ELEF to enforce all rights it has as a secured creditor of VN in order to preserve and protect VN's assets, property, rights and undertaking upon the happening of the following events: (a) if any person, other than ELEF, commences bankrupcty or insolvency proceedings under the BIA against VN or if VN voluntarily commences such proceedings; (b) if VN ceases or threatens to cease to carry on its business in the ordinary course or makes or agrees to make a bulk sale of its assets; or (c) if any person, other than ELEF, takes possession of any material asset or property of VN or if any execution, sequestration or other process of any court becomes enforceable against any material asset or property of VN, or if a distress or like process is levied against any material asset or property of VN, and (v) amend such other provisions as are agreed between VN and ELEF.

(vv)   "**Tax**" or "**Taxes**" or means all federal, state, provincial, territorial, county, municipal, local or foreign taxes, duties, imposts, levies, assessments, tariffs and other charges imposed, assessed or collected by a Taxation Authority including, (i) any gross income, net income, gross receipts, business, royalty, capital, capital gains, goods and services, value added, severance, stamp, franchise, occupation, premium, capital stock, sales and use, real property, land transfer, personal property, ad valorem, transfer, licence, profits, windfall profits, environmental, payroll, employment, employer health, pension plan, anti-dumping, countervail, excise, severance, stamp, occupation, or premium tax, (ii) all withholdings on amounts paid to or by the relevant person, (iii) all employment insurance or similar such premiums and pension plan contributions or premiums, (iv) any fine, penalty, interest, or addition to tax, (v) any tax imposed, assessed, or collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee, and (vi) any liability for any of the foregoing as a transferee, successor, guarantor or by contract or operation of law;

(ww)   "**Tax Returns**" means all returns, reports, declarations, statements, bills, schedules, forms or written information of, or in respect of, Taxes that are, or are required to be, filed with or supplied to any Taxation Authority;

(xx)   "**Taxation Authority**" means any Governmental Authority entitled to impose Taxes or to administer any applicable Tax legislation;

(yy)   "**Trading Day**" means a day on which the TSX or CSE, as applicable, is open for the transaction of business.

(zz)   "**TSX**" means the Toronto Stock Exchange;

(aaa)   "**TSX Approval**" means the approval of the TSX in respect of the transactions contemplated herein;

(bbb)   "**VN Disclosure Letter**" means the disclosure letter to be dated the Closing Date and delivered by VN to ELEF at the Closing Date;

(ccc)   "**VN Purchased Shares**" has the meaning given to such term in Section 3.04.

(ddd)   "**VN Shares**" means the common shares without par value in the capital of VN;

(eee)   "**Voting Trust Agreement**" means a voting trust agreement (i) between VN and ELEF with respect to the VN Purchased Shares and (ii) between ELEF and VN with respect to the ELEF Shares issued to VN pursuant to this Agreement; and

(fff)   "**VWAP**" means the volume weighted average price at which the ELEF Shares have been traded on the TSX for the specified period.

1.02   Interpretation

In this Agreement, unless the context otherwise requires, the following rules will apply:

(a)   references to "herein", "hereby", "hereunder", "hereof" and similar expressions are references to this Agreement and not to any particular Section or clause of, or Schedule to, this Agreement;

(b)   references to a "Section", "clause" or "Schedule" are references to a Section or clause of or a Schedule to this Agreement;

(c)   where a statement is qualified as being to the knowledge of a party to this Agreement, or any other similar knowledge qualification, means the actual or constructive knowledge of the board of directors and management of the applicable party, after due inquiry.

(d)   words importing the singular number only include the plural and *vice versa*, and words importing any gender include all genders;

(e)   unless otherwise specified, time periods within or following which any payment is to be made or act is to be done will be calculated by excluding the day on which the period commences and including the day on which the period ends, and if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action will be required to be taken on the next succeeding day that is a Business Day;

(f)   references to any legislation or to any provision of any legislation include any amendment, modification or re-enactment thereof, any legislation provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto;

(g)   references herein to "C$" are references to Canadian dollars and references herein to "US$" are references to United States dollars;

(h)   the use of headings and the insertion of a table of contents are for convenience of reference only and will not affect the construction or interpretation hereof;

(i)   references to any agreement or document are to such agreement or document (together with any schedules and exhibits attached thereto), as it may have been or may hereafter be amended, modified, supplemented or restated from time to time;

(j)   references to "include", "includes" or "including" and like terms will be construed, in each case, as if followed by the words "without limitation"; and

(k)   the term "third party" means any person other than VN or ELEF.

1.03   Schedules

The following Schedules are attached to and incorporated in this Agreement by reference and deemed to be a part hereof:

Schedule A   Minago Claims and Minago Leases

ARTICLE 2 – REPRESENTATIONS AND WARRANTIES

2.01   Representations and Warranties of VN

VN represents and warrants to ELEF as follows and acknowledges that ELEF is relying upon such representations and warranties in connection with its entering into of this Agreement:

(a)   *Organization of VN.* VN is a corporation duly incorporated under the laws of the Province of Ontario and is validly existing and in good standing under such laws, and no proceedings have been instituted or are pending for the dissolution or liquidation of VN.

(b)   *Corporate Power and Authority.* VN has all requisite legal and corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

(c)   *Duly Authorized and Binding Agreement.* The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby to be completed by VN have been duly authorized by all necessary corporate action on the part of VN, and this Agreement has been duly executed and delivered by VN and constitutes a valid and legally binding obligation of VN, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other Applicable Laws affecting creditors' rights generally and to general principles of equity.

(d)   *No Violation.* Except disclosed in the VN Disclosure Letter, the execution and delivery of this Agreement by VN, the performance by it of its obligations hereunder and the consummation of the transactions contemplated by this Agreement to be completed by VN do not and will not conflict with, or result (with or without notice or the lapse of time) in a breach or violation of, or constitute a default under, any of the terms or provisions of: (i) the constating documents of VN; (ii) any resolutions of its shareholders or directors (or any committee thereof) which are in effect; (iii) other than the SDF and the SDF Ancillary Documents, any contract, agreement, note, bond, lease, mortgage, indenture, licence, franchise, permit, guarantee or commitment (express or implied) or other instrument or obligation applicable to the Minago Project; (iv) any judgement, writ, injunction, decree or order of any court, arbitrator or Governmental Authority applicable to the Minago Project, or (v) any Applicable Laws.

(e)   *No Bankruptcy Proceedings.* Except as set out in the VN Disclosure Letter, there is no bankruptcy, liquidation, winding-up or other similar proceeding pending, in progress or, to the knowledge of VN, threatened against VN before any court, administrative, regulatory or similar agency or tribunal.

(f)   *Absence of Changes and Liabilities.* Except as set out in the VN Disclosure Letter, VN has no absolute, accrued, contingent or other liabilities relating to the Minago Project (including any liabilities arising pursuant to Environmental Laws) which would be required to be disclosed in a statement of financial position prepared in accordance with IFRS except for liabilities: (i) trade payables and current liabilities ; or (iii) that have been incurred since January 1, 2020, in the usual and ordinary course of business and consistent with past practices.

(g)   *Minago Project.* Except as disclosed in the VN Disclosure Letter, VN is the legal and beneficial holder of the Minago Project, free and clear of all liens, charges,

Encumbrances and security interests. Each of the Minago Claims and the Minago Leases is registered in the name of VN, and is in good standing and full force and effect, in accordance with all Applicable Laws. Except as disclosed in the VN Disclosure Letter, to the knowledge of VN, at no time since the acquisition by VN of the Minago Project has any act occurred, been performed or failed to be performed by VN, or been permitted to exist which is contrary to Applicable Laws except where such performance, failure to perform or permitted existence has not resulted in and could not reasonably be expected to result in a Material Adverse Effect with respect to the Minago Project.

(h)   *Compliance with Applicable Laws.* VN has filed all reports and returns which it is required to submit pursuant to Applicable Laws relating to the Minago Project. No expropriation Claim has been made in respect of the Minago Project. Except as disclosed in the VN Dislcosure Letter, no dispute, litigation or court, arbitration or regulatory proceedings and no judicial order, decree or attachment of any kind is/are pending in respect of the Minago Project. VN has not received any written notice, or written communication from the Governmental Authority advising of any actual or alleged breach of any of the requirements of Applicable Laws relating to the Minago Project, or has received any written directive, or any written threat of directive to cease prospecting, developing or related matters allowed by the Minago Project. Except as disclosed in the VN Disclosure Letter, no person, to the knowledge of VN has claimed in respect of all or part of the Minago Claims to be entitled to prospecting or exploitation right in relation to any of the minerals covered by the Minago Project. Except as disclosed in the VN Disclosure Letter, to the knowledge of VN, no person has any present or future right (including any option or right of first refusal) in or to, or to purchase or otherwise acquire, the Minago Project.

(i)   *Material Contracts.* True and complete copies of all of the contracts to which VN is a party and which are material to the Minago Project(the "**Material Contracts**") have been made available to ELEF for inspection. Except as disclosed in the VN Disclosure Letter, all Material Contracts are in good standing and in full force and effect without amendment thereto and VN is entitled to all benefits thereunder.

(j)   *Environmental Matters.* Except as disclosed in the VN Disclosure Letter, with respect to the Minago Project, to the knowledge of VN:

(i)   VN is and has been in material compliance with all Applicable Laws relating to pollution or occupational health and safety, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including Applicable Laws relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, Hazardous Substances, petroleum or petroleum products (collectively, "**Hazardous Substances**") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances (collectively, "**Environmental Laws**");

(ii)   VN has not caused or permitted the release of any Hazardous Substances at, in, on, under or from the properties over which the Minago Project have been granted, except in compliance with all Environmental Laws;

(iii)   all Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the properties, over which the Minago Project have been granted, have been handled, recycled, disposed of, treated and stored in compliance with all Environmental Laws; and

(iv)   VN has not caused or permitted the release of any Hazardous Substances on or to any of the properties over which the Minago Project have been granted in such a manner as might be reasonably likely to impose environmental liabilities for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property.

(k)   *Litigation.* Except as disclosed in the VN Disclosure Letter, VN has not received any written demands, actions, suits, proceedings, Claims or investigations, whether on behalf of or against VN, which are pending, or, to the knowledge of VN, threatened, against and directly affecting the Minago Project, at law or in equity, by any party, including any Governmental Authority.

(l)   *Notification of Defaults.* Except as disclosed in the VN Disclosure Letter, VN has not received any written notification from any third-party or any Governmental Authority or any other person:

(i)   stating that VN is not in compliance with all terms and conditions applicable to the Minago Project, including all requirements imposed by any applicable mining, environmental, native title, cultural/aboriginal heritage, health and safety laws;

(ii)   stating that VN has performed any act, or failed to perform any act, which would result in:

(A)   the Minago Project terminating or any change to the status, rights or ownership of the Minago Project;

(B)   the rights of VN to the Minago Project being amended on more onerous terms and conditions, or being or becoming terminable, at the election of any person;

(C)   the rights of VN to the Minago Project terminating pursuant to the giving of notice requiring remedy, or on the lapse of time; or

(D)   the conferral on any person of the contingent right to amend on more onerous terms and conditions or terminate the rights of VN to the Minago Project.

(iii)   stating that VN has failed to pay any rents, Taxes, duties, rates, charges, royalties and other assessments charged or chargeable against or in relation to, or take any action required to be taken by VN to maintain its rights with respect to, the Minago Project in a timely manner, or failed to file all filings, notifications, reports and returns which it is required to submit in terms of the any Applicable Law.

(m)   *Public Company Status and Disclosure Record.* VN is a "reporting issuer" in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec. The VN Shares are listed and posted for trading on the CSE. Taken collectively, the VN Disclosure Record does not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make any statement contained therein not misleading in light of the circumstances in which it was made. VN is in material compliance with applicable securities laws and the policies of the CSE.

(n)   *CSE Approval.* VN shall use its commercially reasonable efforts to obtain the consent and approval of the CSE in respect of the transactions contemplated herein as soon as practicable.

(o)   *Shareholder Approval.* The transactions contemplated herein do not require the approval of the holders of the issued and outstanding VN Shares or, other than as set out herein, any other third-party.

2.02   Representations and Warranties of ELEF

ELEF represents and warrants to VN as follows and acknowledges that VN is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)   *Organization of ELEF.* ELEF is a corporation duly amalgamated under the laws of British Columbia and is validly existing and in good standing under such laws, and no proceedings have been instituted or are pending for the dissolution or liquidation of such corporation.

(b)   *Corporate Power and Authority.* ELEF has all requisite legal and corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

(c)   *Duly Authorized and Binding Agreement.* The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of ELEF, and this Agreement has been duly executed and delivered by it and constitutes a valid and legally binding obligation of ELEF, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other Applicable Laws affecting creditors' rights generally and to general principles of equity.

(d)   *No Violation.* The execution and delivery of this Agreement by ELEF, the performance by it of its obligations hereunder and the consummation of the transactions contemplated by this Agreement do not and will not conflict with, or result (with or without notice or the lapse of time) in a breach or violation of, or constitute a default under, any of the terms or provisions of: (i) the articles of ELEF; (ii) the resolutions of its shareholders or directors (or any committee thereof) which are in effect; (iii) any contract, agreement, note, bond, lease, mortgage, indenture, licence, franchise, permit, guarantee or commitment (express or implied) or other instrument or obligation to which ELEF is a party, or by which ELEF is bound; (iv) any judgement, writ, injunction, decree or order of any court, arbitrator or Governmental Authority that is binding on ELEF, or (v) any Applicable Laws.

(e)   *No Bankruptcy Proceedings.* There is no bankruptcy, liquidation, winding-up or other similar proceeding pending, in progress or, to the knowledge of ELEF, threatened against ELEF before any court, administrative, regulatory or similar agency or tribunal.

(f)   *Litigation.* There are no demands, actions, suits, proceedings, Claims or investigations, whether on behalf of or against ELEF, or its business or assets, which are pending, or, to the knowledge of ELEF, threatened, at law or in equity, before or by any Governmental Authority.

(g)   *Absence of Changes and Liabilities.* Since September 30, 2020, the business of ELEF has been carried on in its usual and ordinary course and no event has occurred which has resulted in a Material Adverse Effect with respect to ELEF. ELEF has no absolute, accrued, contingent or other liabilities (including any liabilities arising pursuant to Environmental Laws) which would be required to be disclosed in a balance sheet prepared in accordance with IFRS except for (i) liabilities set out or reflected in its publicly filed financial statements, and (ii) liabilities that have been incurred by ELEF since September 30, 2020 in the usual and ordinary course of business and consistent with past practices.

(h)   *Public Company Status and Disclosure Record.* ELEF is a "reporting issuer" in each of the Provinces and Territories of Canada, other than Québec. The ELEF Shares are listed and posted for trading on the TSX. Taken collectively, the ELEF Disclosure Record does not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make any statement contained therein not misleading in light of the circumstances in which it was made. ELEF is in material compliance with applicable securities laws and the policies of the TSX.

(i)   *TSX Approval.* ELEF shall use commercially reasonable efforts to obtain the consent and approval of the TSX in respect of the transactions contemplated herein as soon as practicable.

(j)   *CHC Debt Purchase.* ELEF has, or will have before the Closing Date, completed the CHC Debt Purchase. The total of all amounts owing by VN under the SDF and the SDF Ancillary Documents, including all outstanding principal, accrued and unpaid interest, fees, costs and other charges is US$11,979,661.97 ELEF has, or will have before the Closing Date, unconditionally, irrevocably and indefeasibly acquired all right, title and interest in, to and under and has, or will have before the Closing Date, fully assumed all of CHC's obligations and liabilities under and taken a legal and equitable assignment of the SDF and the SDF Ancillary Documents and has, or will have before the Closing Date, completed all filings and registrations.

2.03   Survival of Representations, Warranties and Covenants

The representations, warranties and acknowledgements of each party hereto contained in this Agreement and in all certificates and documents delivered pursuant to or as contemplated by this Agreement will survive for a period of eighteen (18) months from the Closing Date.

ARTICLE 3 – ASSET PURCHASE

3.01   Purchase of the Assets

(a)   Subject to the terms and conditions of this Agreement, VN hereby agrees to sell, transfer and assign to ELEF, and ELEF agrees to acquire from VN, the Purchased Assets, together with all related obligations and liabilities, for aggregate consideration of US$11,675,000 (the "**Purchase Price**"), payable as set out in Section 3.01(b).

(b)   Subject to TSX Approval, completion of the CHC Debt Purchase and completion of the SDF Restructuring, the Purchase Price will be paid as follows:

     (i)   ELEF will credit, first to outstanding interest and then to principal, the aggregate amount owed by VN under the SDF by an aggregate amount of US$6,675,000 (the "**Purchase Price Credit**");

     (ii)   ELEF will issue to VN the number of ELEF Shares having an aggregate value of US$5,000,000 (the "**Consideration Shares**") as follows:

          (A)   on or prior to the Closing Date (such date determined by ELEF being the "**Tranche 1 Payment Date**"), that number of ELEF Shares results from dividing US$2,000,000 (converted into Canadian dollars using the Bank of Canada daily exchange rate on the last Business Day immediately preceding the Tranche 1 Payment Date) by the VWAP for the five Trading Days preceding the Tranche 1 Payment Date;

          (B)   on or prior to August 31, 2021 (such date determined by ELEF being the "**Tranche 2 Payment Date**"), that number of ELEF Shares that results from dividing US$2,000,000 (converted into Canadian dollars using the Bank of Canada daily exchange rate on the last Business Day immediately preceding the Tranche 2 Payment Date) by the VWAP for the five Trading Days preceding the Tranche 2 Payment Date; and

          (C)   on or prior to December 30, 2021 (such date determined by ELEF being the "**Tranche 3 Payment Date**"), that number of ELEF Shares that results from dividing US$1,000,000 (converted into Canadian dollars using the Bank of Canada daily exchange rate on the last Business Day immediately preceding the Tranche 3 Payment Date) by the VWAP for the five Trading Days preceding the Tranche 3 Payment Date;

(c)   Except as set out in Section 3.06 hereof, the parties acknowledge and agree that VN shall be responsible for paying any duties, Taxes, levies, broker fees, transaction fees, fees of advisors or counsel, or other similar payments payable to a Governmental Authority or any third-party arising as a result of the assignment, transfer and acquisition of the Purchased Assets and, other than the fees payable pursuant to the RC Advisory Agreement, VN has not entered into any written agreement that would result in any other duties, Taxes, levies, broker fees, transaction fees, fees of advisors or counsel, or other similar payments becoming payable to a Governmental Authority or any third-party arising as a result of the sale, transfer or assignment of the Purchased Assets.

3.02   Conditional Payments

(a)   In the event the price of nickel exceeds US$10.00/pound, as reported by the Kitcometals.com, for a period of thirty consecutive Business Days, at any time beginning on the Closing Date and ending on December 31, 2023 (the "**Bonus Share Condition**"), VN may deliver a written notice to ELEF at any time within ten days of the satisfaction of the Bonus Share Condition, that the Bonus Share Condition has been met (the "**Bonus Share Notice**") and requesting issuance of the Bonus Shares. Upon receipt of the Bonus Share Notice and ELEF confirming the satisfaction of the Bonus Share Condition, ELEF will issue to VN that number of ELEF Shares (the "**Bonus Shares**") as is equal to the result of dividing C$2,000,000by the VWAP for the five Trading Days preceding the date on which VN delivered the Bonus Share Notice to ELEF.

(b)   Conditional upon there not otherwise being any uncured defaults under the SDF and the SDF Ancillary Documents and the security interests granted under the SDF and the SDF Ancillary Documents, in the event positive net present value of the Minago Project is established pursuant to an independent economic study prepared in respect of the Minago Project, ELEF will credit the full amount of the then-outstanding balance of all amounts of principal, interest, fees, costs, expenses or other amounts of any kind owing by VN under the SDF and the SDF Ancillary Documents, as amended by virtue of the SDF Restructuring, which balance shall not, in any case, be higher than the balance on the Closing Date immediately following the application of the Purchase Price Credit.

3.03   Right of First Refusal – Minago Project

If ELEF intends to grant or convey or accept any offer that it grant or convey any license or right to explore the Minago Project areas for sandstone (non-nickel bearing sulphide) resources for the purposes of frac sand extraction (the "**Exploration Right**") to any third party (a "**ROFR Third Party**") at any time prior to the 3 year anniversary of the Closing Date, ELEF will first give written notice (the "**ROFR Notice**") to VN, offering the Exploration Right to VN on substantially the same terms upon which ELEF intends to grant or convey or accept any offer that it grant or convey the Exploration Right to the ROFR Third Party. Upon receipt of the ROFR Notice, VN may exercise its right of first refusal to acquire the Exploration Right for the consideration stipulated in the ROFR Notice, which, for avoidance of doubt, shall equal the consideration offered by or to the ROFR Third Party in consideration for the Exploration Right (provided that if all or any part of the consideration offered by or to the ROFR Third Party is non-monetary, the equivalent consideration payable by VN will be an amount of lawful money of Canada equal to the fair market value of the non-monetary consideration offered by or to the ROFR Third Party as agreed by VN and ELEF, or as may be determined by an independent accountant jointly elected by ELEF and VN) by providing written notice to ELEF (the "**ROFR Exercise Notice**") within ten (10) business days of receipt of the ROFR Notice (the "**ROFR Exercise Period**").

If VN does not exercise its right to acquire the Exploration Right prior to the expiry of the ROFR Exercise Period, ELEF will have the right for a period of sixty (60) days following the ROFR Exercise Period (the "**ROFR Closing Period**") to grant or convey the Exploration Right to the ROFR Third Party for consideration having a value equal to or greater than the value of the consideration for which ELEF offered the Exploration Right to VN pursuant to the ROFR Notice. If ELEF does not grant or convey the Exploration Right to the ROFR Third Party by the expiry of the ROFR Closing Period, such Exploration Right shall again become subject to VN's right of first refusal in this Section 3.03.

3.04   VN Purchased Shares

At Closing, subject to CSE Approval, ELEF will subscribe for and purchase from VN, 40,000,000 VN Shares (the "**VN Purchased Shares**") at a price per VN Purchased Share of $0.025 for an aggregate purchase price of $1,000,000.00.

3.05   Registration of Securities

(a)   VN hereby directs ELEF to issue and register the Consideration Shares and any Bonus Shares in the name of "Victory Nickel Inc." at the address of VN set out in Section 5.01

and to deliver certificates representing such securities to the address of VN set out in Section 5.01, unless otherwise directed by VN in writing subsequent to the date hereof.

(b)   ELEF hereby directs VN to issue and register the VN Purchased Shares in the name of "Silver Elephant Mining Corp." at the address of ELEF set out in Section 5.01 and to deliver certificates representing such securities to the address of ELEF set out in Section 5.01, unless otherwise directed by ELEF in writing subsequent to the date hereof.

3.06   RC Transaction Advisory Fee

At the Closing Time and in addition to all other amounts payable by ELEF under this Agreement, ELEF agrees that it shall pay to VN up to a maximum of C$200,000 to cover a portion of the transaction fees payable to RC pursuant to the terms of the advisory agreement dated October 30, 2020, between RC and VN (the "**RC Advisory Agreement**"). For avoidance of doubt, VN shall be responsible for any fees payable under the RC Advisory Agreement in excess of C$200,000.

3.07   Deposit

Upon or prior to the execution of this Agreement, ELEF shall advance a refundable deposit of C$200,000 (the "**Deposit**"), to VN which shall be:

(a)   applied at Closing against the payment to be made by ELEF to VN as consideration for the subscription for the VN Purchased Shares; or

(b)   refunded back to ELEF in the event the parties fail to complete the transactions contemplated herein by no later than Febraury 26, 2021 or such later date as the parties may otherwise agree, in writing.

3.08   Right of First Refusal – Shares

If either of VN or ELEF intends to sell or transfer any securities of the other party acquired by it pursuant to this Agreement with an aggregate value of more than C$200,000 in any thirty (30) day period to any arm's length third party, such party will first provide notice to the other party of such intended sale or transfer and provide such other party with a right of first refusal, exercisable for a period of five (5) Business Days from the date of receipt of such notice, to acquire the securities intended to be sold or transferred.

3.09   Closing and Deliveries

(a)   The closing of the sale and purchase of the Purchased Assets contemplated hereby will take place at the offices of MLT Aikins LLP, counsel to ELEF, at Suite 2600 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or at such other location as VN and ELEF may agree in writing, or remotely on or before the date that is five (5) Business Days following the date on which all of the conditions to Closing provided herein are completed or waived, in writing, (the "**Closing Date**"), by VN and ELEF.

(b)   As a condition precedent to Closing and for the exclsuvie benefit of VN, at or prior to the Closing Time, ELEF will deliver or cause to be delivered to VN:

(i)   a certificate of the chief executive officer ELEF certifying the matters set out in Sections 3.12(a) and (b);

(ii)   evidence satisfactory to VN of the US$6,675,000 credit applied to the restructured SDF;

(iii)   C$1,000,000.00, minus the Deposit amount of C$200,000.00, in consideration for the VN Purchased Shares, payable by wire transfer to VN counsel in trust by wire transfer to be released to VN upon completion of Minago claim title registration to ELEF,

(iv)   an executed copy of the Voting Trust Agreement in respect of the VN Purchased Shares;

(v)   a certified copy of the resolutions of the board directors of ELEF approving the transactions contemplated herein;

(vi)   evidence of TSX Approval;

(vii)   a certificate of status, or equivalent, for ELEF dated the Closing Date;

(viii) a certified copy of the documentation relating to the CHC Debt Purchase;

(ix)   an indemnity in favour of VN and its Affiliates for any Claims that CHC may have against VN or any of its Affiliates after the Closing Date in respect of the SDF or the SDF Ancillary Documents in form and substance satisfactory to VN;

(x)   all documentation in form and substance satisfactory to VN required to complete the SDF Restructuring;

(xi)   a partial release of ELEF's security interest in and to the Purchased Assets that are subject to the SDF and the SDF Ancillary Documents;

(xii)   a partial discharge verification statement relating to the partial release referred to in Section 3.09(b)(x) of ELEF's perfection registration under all applicable personal property registries and equivalent for any other applicable title, registration or filing system;

(xiii) a purchase price allocation to which ELEF has agreed;

(xiv)   joint election of the parties to ensure that HST will not apply to the purchase and sale of the Purchased Assets.

(c)   As a condition precedent to Closing and for the exclusive benefit of ELEF, at or prior to the Closing Time, VN will deliver or cause to be delivered to ELEF:

(i)   a certificate of the chief executive officer and chief financial officer of VN certifying the matters set out in Sections 3.11(b) through (e);

(ii)   an executed copy of the VN Purchased Shares, registered in accordance with Section 3.05(b);

(iii)   an executed copy of the VN Disclosure Letter;

(iv)   an executed copy of the Voting Trust Agreement in respect of the ELEF Shares issuable to VN hereunder;

(v)   a certified copy of the resolutions of the board directors of VN approving the transactions contemplated herein;

(vi)   a certificate of status for VN dated the Closing Date;

(vii)   signed copies of all instruments of transfer or other instruments required to effect the transfer of VN's interest in the Minago Claims and the Minago Leases;

(viii)   complete detailed drill data log on Minago Claims, all reports (technical and otherwise) related to Minago Claims, a consent letter from VN that allows ELEF full access to Minago related data held by third party;

(ix)   a purchase price allocation to which VN has agreed; and

(x)   joint election of the parties to ensure that HST will not apply to the purchase and sale of the Purchased Assets.

(d)   At the Closing Time, the parties shall deliver such other documents as are typical of a transaction of this nature and that may otherwise be reasonably required by either party.

3.10   Conditions to the Obligations of Each Party

The obligations of the parties to consummate the transactions contemplated herein are subject to the satisfaction of the following mutual conditions, which may be waived, in whole or in part, only by written confirmation of both parties:

(a)   no restraining order, preliminary or permanent injunction or other order or decree issued by any Governmental Authority of competent jurisdiction shall be in effect which prevents the consummation of the transactions contemplated hereby on the terms contemplated herein, and no Applicable Law shall have been enacted or be deemed applicable to this Agreement that makes consummation of this Agreement illegal;

(b)   there shall be no Applicable Law which restrains, enjoins or otherwise prohibits any of the transactions contemplated by this Agreement, and no action or proceeding shall have been commenced or be pending or threatened against any of the parties hereto or any of their respective Affiliates by any Governmental Authority or other person to restrain, enjoin or otherwise prohibit the completion of any of the transactions contemplated by this Agreement;

(c)   receipt of TSX Approval and CSE Approval; and

(d)   VN's confirmation that the approval of the holders of the issued and outstanding VN Shares for the transactions contemplated herein is not required under Applicable Laws.

3.11 Additional Conditions of Closing for the Benefit of ELEF

The obligation of ELEF to consummate the transactions contemplated herein shall be subject to the following additional conditions, which are for the exclusive benefit of ELEF and may be waived in writing, in whole or in part, by ELEF in its sole discretion:

(a) the CHC Debt Purchase shall have been completed and received the approval of the TSX;

(b) ELEF being satisfied in its sole discretion, but acting reasonably, with respect to the disclosure provided in the VN Disclosure Letter;

(c) each of the representations and warranties of VN set out in this Agreement shall be true and correct as of the Closing Time in all material respects as though made at and as of such time (except to the extent such representations and warranties are by their express terms made as of the date of this Agreement or another specific date and time, in which case such representations and warranties shall be true and correct as of such date and time);

(d) VN shall have performed or complied with, in all material respects, all of its obligations, covenants and agreements under this Agreement to be performed or complied with at or prior to the Closing Time (including that VN shall have delivered or caused to be delivered to ELEF all items to be delivered by it pursuant to this Agreement);

(e) no Material Adverse Effect with respect to Minago Project will have occurred subsequent to the execution of this Agreement;and

(f) VN shall have delivered or caused to be delivered each of the documents set out in Section 3.09(c) of this Agreement.

3.12 Conditions of Closing for the Benefit of VN

The obligation of VN to consummate transactions contemplated herein shall be subject to the following additional conditions, which are for the exclusive benefit of VN and may be waived in writing, in whole or in part, by VN in its sole discretion:

(a) each of the representations and warranties of ELEF set out in this Agreement shall be true and correct as of the Closing Time in all material respects as though made at and as of such time (except to the extent such representations and warranties are by their express terms made as of the date of this Agreement or another specific date and time, in which case such representations and warranties shall be true and correct as of such date and time),

(b) ELEF shall have performed or complied with, in all material respects, all of its obligations, covenants and agreements under this Agreement to be performed or complied with at or prior to the Closing Time (including that it shall have delivered or caused to be delivered to ELEF all items required to be delivered by it pursuant to this Agreement) and

(c) ELEF shall have delivered or caused to be delivered each of the documents set out in Section 3.09(b) of this Agreement.

3.13 Satisfaction of Conditions and Waiver

(a)   ELEF will ensure that the conditions set out herein over which it has reasonable control will have been satisfied or complied with by the Closing Time.

(b)   VN will ensure that the conditions set out herein over which it has reasonable control will have been satisfied or complied with by the Closing Time. VN will assist ELEF with the negotiation and of the CHC Debt Purchase.

(c)   VN, in the case of any condition set out in Section 3.12, and ELEF, in the case of any condition set out in Section 3.11, will have the exclusive right to waive the performance or compliance with such condition in whole or in part without prejudice to any of its rights in the event of any inaccuracy or breach of any representation and warranty hereunder, or any non-performance of or non-compliance with any other term, covenant or condition hereunder, in whole or in part, for the benefit of the waiving party. Any such waiver will not constitute a waiver of any other conditions in favour of the waiving party. Such waiving party will retain the right to complete the sale and purchase of the Purchased Assets herein contemplated and sue the other party or parties in respect of any breach of the other party's or parties' covenants or obligations or in respect of any inaccuracy or misrepresentation in a representation or warranty of the other party or parties which gave rise to the non-performance of or non-compliance with the condition so waived.

3.14 Legending of ELEF Shares

VN agrees and acknowledges that any ELEF Shares issuable to VN pursuant to this Agreement may only be issued in accordance with Applicable Securities Laws, including the availability of exemptions under Applicable Securities Laws to issue the ELEF Shares on a prospectus exempt basis. Accordingly, any ELEF Shares issued to VN hereunder will be subject to a four month hold period and will bear the following legend:

> *"Unless permitted under securities legislation, the holder of this security must not trade the security before [insert the date that is 4 months and a day after the applicable date of issuance of the security]."*

VN further acknowledges that the ELEF Shares are not registered under the U.S. Securities Act, or any state securities laws.

3.15 Legending of VN Shares

ELEF agrees and acknowledges that any VN Purchased Shares will only be issued in accordance with Applicable Securities Laws, including the availability of exemptions under Applicable Securities Laws to issue the VN Purchased Shares on a prospectus exempt basis. Accordingly, any VN Purchased Shares issued to ELEF o will be subject to a four month hold period and will bear the following legend:

> *"Unless permitted under securities legislation, the holder of this security must not trade the security before [insert the date that is 4 months and a day after the applicable date of issuance of the security]."*

ELEF further acknowledges that the VN Purchased Shares are not registered under the U.S. Securities Act, or any state securities laws.

3.16   Consent to Access

From and at all times after the execution of this Agreement, including for avoidance of doubt, at all times after the Closing Date, VN hereby acknowledges, agrees directs, and consents to any and all third parties disclosing any and all non-public, confidential and/or other information of any type or kind whatsoever of, or relating to, the Purchased Assets.


ARTICLE 4 – OBLIGATIONS UNTIL THE CLOSING DATE


4.01   VN's Obligations

(a)   From the date hereof until the Closing Date, VN will do the following:

   (i)   refrain from any conduct or activity, including omissions or failures to act, that could or could reasonably be anticipated to adversely affect title to the Minago Project or the rights to explore or develop the Minago Project, or that may otherwise adversely affect the status of the Minago Project, without the prior written consent of ELEF; and

   (ii)   promptly deliver to ELEF any notices, demands, or other communications relating to the Minago Project that it receives from any Governmental Authority or any other third party.

(b)   The obligations of VN pursuant to Section 4.01(a)(i) will terminate and cease to be of any force and effect following the Closing Time. The obligations of VN pursuant to Section 4.01(a)(ii) will continue following the Closing Time for such reasonable period of time as is necessary for ELEF complete all filings, notifications and other procedures with all necessary third parties, including Governmental Authority(ies), as required to effect the legal transfer of the Minago Project to ELEF.


ARTICLE 5 – GENERAL


5.01   Notice

All notices or other communications required or permitted by the terms hereof to be given by any party to another will be given in writing by personal delivery, facsimile or e-mail delivered to such other party as follows:

(a)   to VN:

   Victory Nickel Inc.
   c/o WeirFoulds LLP
   4100-66 Wellington Street West
   TD Bank Tower

   Toronto, Ontario
   M5K 1B7

   Attention: Sean Stokes

Email: sean.stokes@nuinsco.ca

With a copy (not constituting notice) to:

WeirFoulds LLP
4100-66 Wellington Street West
TD Bank Tower, PO Box 35
Toronto, Ontario
M5K 1B7

Attention: Rob Eberschlag
Email: reberschlag@weirfoulds.com

(b)   to ELEF:

Silver Elephant Mining Corp.
Suite 1610 - 409 Granville Street
Vancouver, British Columbia
V6C 1T2

Attention: John Lee
Email: maucapital@gmail.com

with a copy (not constituting notice) to:

MLT Aikins LLP
2600 – 1066 West Hastings Street
Vancouver, British Columbia
V6E 3X1

Attention: Mahdi Shams
Email: mshams@mltaikins.com

or to such other address, facsimile number or e-mail address as may be designated by notice given by any party to the others from time to time. Any notice or other communication will be conclusively deemed to have been given: (i) if given by personal delivery, on the day of actual delivery thereof, and (ii) if given by e-mail, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

5.02   Entire Agreement

This Agreement together with the Term Sheet and the documents referred to herein constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement between the parties, whether oral or written, express or implied, relating to the subject matter of this Agreement. There are no representations, warranties, conditions, covenants or agreements between the parties relating to the subject matter hereof except as expressly set forth in this Agreement.

5.03   Amendments and Waivers

No amendment to this Agreement will be effective or binding unless made in writing and duly executed by all of the parties hereto. No waiver of any condition or of any breach of any provision of this Agreement will be effective or binding unless made in writing and executed by the party purporting to give the same and, unless otherwise expressly provided in the written waiver, any such waiver will be limited to the specific condition or breach waived.

5.04   Assignment

This Agreement may not be assigned by any party hereto without the prior written consent of the other parties, which consent may be withheld in such other parties' sole discretion.

5.05   Enurement

This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

5.06   Severability

If any provision of this Agreement is or becomes illegal, invalid or unenforceable, in whole or in part, under the Applicable Laws of any jurisdiction, the validity, legality and enforceability of such provision will not in any way be affected or impaired thereby under the Applicable Laws of any other jurisdiction, and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

5.07   Further Assurances

Each party hereto will, from time to time, at the request of any other party hereto, execute and deliver all such further documents and instruments and perform or cause to be performed such further acts and things as may be reasonably required to give full effect to, and carry out or better evidence or perfect the intent of, this Agreement.

5.08   Remedies Cumulative

The right and remedies of the parties under this Agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that party may be entitled.

5.09   Time of the Essence

Time is of the essence in this Agreement.

5.10   Counterparts and Electronic Signatures

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party. The duly authorized application of electronic signatures are deemed to be originals for the purposes of this Section 5.10.

5.11   Governing Law

This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, without reference to conflicts of law rules, and each of the parties irrevocably attorns and submits to the exclusive jurisdiction of the courts of the Province of British Columbia in the City of Vancouver.

[The remainder of this page is intentionally left blank. Signature page to follow.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

SILVER ELEPHANT MINING CORP.

"John Lee"

Name:　John Lee
Title:　　CEO
I have authority to bind the corporation

VICTORY NICKEL INC.

"Cynthia Thomas"

Name:　Cynthia Thomas
Title:　　Chair
I have authority to bind the corporation